                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                               SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                     NABI
                  ------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $ .10 per share
                  ------------------------------------------
                       (Title of Class of Securities)

                                   628716102
                  ------------------------------------------
                                (CUSIP Number)

                     Jose M. de Lasa, 100 Abbott Park Road
             Abbott Park, Illinois 60064-6049; Phone 847 937 8905
            ------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   June 2, 2000
                  ------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 628716102
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Abbott Laboratories
            IRS Identification No. 36-0698440
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                               (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    Not Applicable
-------------------------------------------------------------------------------
5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                          [ ]
-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
-------------------------------------------------------------------------------
NUMBER OF                              (7)  SOLE VOTING POWER
SHARES                                      1,630,000
BENEFICIALLY                           (8)  SHARED VOTING POWER
OWNED BY                                    0
EACH                                   (9)  SOLE DISPOSITIVE POWER
REPORTING                                   1,630,000
PERSON WITH                           (10)  SHARED DISPOSITIVE POWER
                                            0
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,630,000
-------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)                                           [ ]
-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.56% (see Item 5 below)
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
-------------------------------------------------------------------------------

                                    Page 2 of 4 pages

The following information amends and supplements the original Schedule 13D filed by Abbott Laboratories ("Abbott") on October 19, 1992.

ITEM 1. SECURITY AND ISSUER

     This statement relates to shares of the common stock, par value $ .10 per share (the "Common Stock"), of NABI, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 5800 Park of Commerce Boulevard N.W., Boca Raton, Florida 33487.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of June 6, 2000, Abbott Laboratories ("Abbott") was the beneficial owner of 1,630,000 shares of Common Stock (the "Shares"), representing approximately 4.56% of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding on the Form 10-Q Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarterly period ended April 1, 2000.

     (b) Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

     (c) In the past 60 days, Abbott has effected the following open market sales of the Common Stock:


Date               Number of Shares Sold           Average Price Per Share
----               ---------------------           -----------------------
May 17, 2000             10,000                            $5.6406
May 18, 2000             10,000                            $5.5000
May 19, 2000             25,000                            $5.1750
May 22, 2000             10,000                            $5.2500
May 23, 2000             20,000                            $5.4375
May 24, 2000             20,000                            $5.0000
May 25, 2000              5,000                            $5.3125
May 26, 2000             15,000                            $5.0000
May 30, 2000             40,000                            $5.0781
May 31, 2000             35,000                            $5.5000
June 1, 2000             10,000                            $5.8125
June 2, 2000             40,000                            $5.5781
June 5, 2000             30,000                            $5.3542
June 6, 2000            100,000                            $5.5313

                                  Page 3 of 4 pages

     (e) On June 2, 2000, Abbott ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Abbott Laboratories


DATED: June 12, 2000               By: /s/ Gary P. Coughlan
                                      --------------------------------------
                                   Gary P. Coughlan, Senior Vice President,
                                   Finance and Chief Financial Officer







                                Page 4 of 4 pages